Exhibit 1.01

Conflict Minerals Report

I.	Introduction

This Conflict Minerals Report (this “Report”) of Electromed, Inc. (“Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2023 to December 31, 2023.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we refer to in this Report as the “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The “covered countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We design, manufacture, market and sell innovative products that provide airway clearance therapy, including the SmartVest® Airway Clearance System (“SmartVest System”) and related products. The SmartVest System generates High Frequency Chest Wall Oscillation (“HFCWO”) and is composed of a garment and portable generator. As described in this Report, certain components in our generators that we contract to manufacture contain components that include conflict minerals that are necessary to the functionality or production of those products. In this Report, we refer to such products which were manufactured during calendar year 2023 as the “covered products.”

Covered products contain components we purchased from third parties that use tantalum, tin, tungsten and gold. We do not source any conflict minerals directly. Due to the depth of our supply chain, we are far removed from the sources from which these conflict minerals are produced and the smelters or refiners that process them. Our efforts undertaken to identify the countries of origin of those conflict minerals reflect our circumstances and position in the supply chain. We have taken steps to identify the applicable smelters or refiners of such conflict minerals in our supply chain; however, we believe that the smelters and refiners of the conflict minerals contained in the covered products are best situated to identify the sources of the conflict minerals.

II.	Reasonable Country of Origin Inquiry

We have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals that may be contained in our products. This inquiry was reasonably designed to determine whether any of the conflict minerals originated in the covered countries and whether any of the conflict minerals may have been from recycled or scrap sources.

We group components and materials included in our products based on whether they might contain a conflict mineral. In this manner, we determined the scope of our covered products.

We asked direct suppliers who provide us with materials and components for our products that might contain a conflict mineral to make a reasonable determination if raw materials, consumables or purchased components they provide to us contain conflict minerals. We asked these suppliers to complete a supply chain compliance questionnaire based on the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”) reflecting our position on the supply chain. The RMI Conflict Minerals Reporting Template is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

We received statements or responses from 30 of the 32 direct suppliers who we identified as potential suppliers of materials or components that may contain conflict minerals. We reviewed the statements and responses we received for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where appropriate or necessary. We followed up multiple times with our direct suppliers who failed to provide a response.

III.	Design and Performance of Due Diligence Measures

We have designed and are continuing to adapt our due diligence measures to reasonably conform with the five-step framework established in the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”).

Our senior management has engaged with our direct suppliers to incorporate requirements into our purchase order templates and other vendor agreements, on a forward-basis upon renewal or new engagement, to address the inclusion and sources of conflict minerals in the materials and components we receive. In addition, we have documented an internal policy to strengthen our management systems by codifying our actions to date and establishing company-wide procedures that incorporate the OECD Guidance.

We analyzed the responses received from our suppliers in connection with the RCOI process to identify risks in our supply chain. Certain responses from our direct suppliers contained names of smelters and refiners who processed conflict minerals contained in our products. We reviewed the names of these smelters and refiners against the RMI’s list of smelters and refiners.

The results of our analysis and further due diligence have been reviewed among members of our senior management team, who intend to periodically undertake additional fact and risk assessments for any risks that may require mitigation or any future changes in circumstances.

We have published this Report on our website at http://investors.smartvest.com/ and intend to continue that practice to report annually on our supply chain due diligence.

IV.	Product Determination

Most of our direct suppliers confirmed that their products supplied to us did not include conflict minerals. For several of our other suppliers, they indicated that certain components in their products include one or more of the conflict minerals. The responses received by these suppliers were at a company-level, and the suppliers were unable to specify the smelters or refiners used for components supplied to Electromed, such that additional follow up was required. As of the date of this filing, we have obtained compliance information from suppliers representing approximately 78% of our conflict minerals suppliers either through completed survey responses or from compliance information available on their websites. As such, we have been unable to determine, after exercising due diligence, whether all of the conflict minerals in the covered products originated in the covered countries or whether all of the conflict minerals in the covered products came from recycled or scrap sources. However, we have received information from certain direct suppliers indicating that at least some of the tin, tantalum and gold in the covered products originated in the covered countries. For those suppliers, approximately 67% of the smelters and refiners identified were currently listed as certified by the RMI as either “conformant” or “active” with the Responsible Minerals Assurance Process assessment protocols as of May 17, 2024, available at http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/. We will continue to work with suppliers to better identify sources.

V.	Steps to Improve Due Diligence and Mitigate Risk

In addition to adopting a formal company-wide policy to codify our practices, we intend to continue to communicate our expectations and information requirements to our direct suppliers. We will also continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of conflict minerals will likely increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional fact and risk assessments where potentially relevant changes in facts or circumstances are identified. If we become aware of a supplier whose due diligence needs improvement, we intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

VI.	Independent Private Sector Audit

An independent private sector audit is not being provided for calendar year 2023 in reliance on statements and guidance from the SEC Division of Corporate Finance.